Exhibit 99.1

Autohome Inc. Announces Unaudited 2021 Third Quarter Financial Results and US$200 Million Share Repurchase Program

BEIJING, November 18, 2021 – Autohome Inc. (NYSE: ATHM; HKEX: 2518) (“Autohome” or the “Company”), the leading online destination for automobile consumers in China, today announced its unaudited financial results for the third quarter ended September 30, 2021 and its US$200 million share repurchase program.

Third Quarter 2021 Highlights1

•

Net Revenues in the third quarter of 2021 were RMB1,763.8 million ($273.7 million), compared to RMB2,315.6 million in the corresponding period of 2020. Online Marketplace and Others Revenues in the third quarter of 2021 were RMB561.2 million ($87.1 million), representing an increase of 2.5% year- over- year.

•

Net Income attributable to Autohome Inc. in the third quarter of 2021 was RMB521.7 million ($81.0 million), compared to RMB846.7 million in the corresponding period of 2020 and net income attributable to Ordinary Shareholders in the third quarter of 2021 was RMB511.0 million ($79.3 million), compared to RMB846.7 million in the corresponding period of 2020.

•	Adjusted Net Income attributable to Autohome Inc. (Non-GAAP)[2] in the third quarter of 2021 was RMB583.2 million ($90.5 million), compared to RMB901.8 million in the corresponding period of 2020.

Share Repurchase Program

On November 18, 2021, Autohome’s Board of Directors authorized a share repurchase program under which the Company may repurchase up to US$200 million of its American depositary shares over the next twelve months.

The Company’s proposed repurchases may be made from time to time through open market transactions at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on the market conditions and in accordance with applicable rules and regulations. The timing and dollar amount of repurchase transactions will be subject to the Securities and Exchange Commission Rule 10b-18 and/or Rule 10b5-1 requirements. The Company’s Board of Directors will review the authorized share repurchase program periodically, and may authorize adjustment of its terms and size or suspend or discontinue the program. The Company plans to fund repurchases from its existing cash balance.

[1]

The reporting currency of the Company is Renminbi (“RMB”). For the convenience of readers, certain amounts throughout the release are presented in US dollars (“$”). Unless otherwise noted, all conversions from RMB to US$ are translated at the noon buying rate of US$1.00 to RMB6.4434 on September 30, 2021 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

[2]

For more information on this and other non-GAAP financial measures, please see the section captioned “Use of Non-GAAP Financial Measures” and the tables captioned “Reconciliations of Non-GAAP and GAAP Results” set forth at the end of this release.

Mr. Quan Long, Chairman of the Board of Directors and Chief Executive Officer of Autohome, stated, “We are pleased to announce the financial results of our third quarter of 2021, which is another profitable quarter, as we maintained our leading market share and delivered total revenues of RMB1.76 billion. Despite the challenges for our traditional business due to chip shortage and reductions in marketing spending by OEMs and dealers, we are inspired by our solid progress in strategy implementation, which focuses on high-quality future growth in new business. In particular, revenues from new energy vehicle (“NEV”) brands more than doubled year-over-year in the third quarter as we increased our efforts to engage with NEV automakers. Besides, the popularity of our digital-dealer-solutions packages grew steadily, evidenced by increasing data products adoption among dealer stores along with high penetration rate.”

Mr. Long added, “Our content differentiation strategy and a series of innovative initiatives have successfully strengthened Autohome’s content ecosystem, delivered a better user experience and sustained solid traffic expansion. In September 2021, our mobile daily active users increased by 12.3% year-over-year, a further testament to our leadership position in the auto media vertical.

Mr. Long continued, “we are also pleased to announce the share repurchase program of US$200 million, which demonstrates our confidence in Autohome’s fundamentals, business outlook and the growth opportunities presented by our upgraded strategies. We believe that the share repurchase program will ultimately benefit Autohome as well as maximize value for our shareholders. Our strong cash positions bolster our ability to carry out this program while continuously investing in our value-driving strategies and new business, promoting Autohome’s sustainable growth.”

“Looking ahead, we will continue to build upon our solid business fundamentals and strong cash position, together with support from Ping An Group, to execute our strategic upgrades, and we are highly confident that we will make significant progress with more competitiveness in the long run.” Mr. Long concluded.

Unaudited Third Quarter 2021 Financial Results

Net Revenues

Net revenues in the third quarter of 2021 were RMB1,763.8 million ($273.7 million), compared to RMB2,315.6 million in the corresponding period of 2020.

•

Media services revenues were RMB434.1 million ($67.4 million), compared to RMB927.4 million in the corresponding period of 2020. The decline was primarily due to the decrease in average revenue per automaker advertiser, who adjusted their advertising budgets due to the ongoing global chip shortage and the elevated price of raw materials.

•

Leads generation services revenues were RMB768.4 million ($119.3 million), compared to RMB840.5 million in the corresponding period of 2020. The decline was primarily due to the decrease in dealers’ marketing spending.

•

Online marketplace and others revenues increased by 2.5% year- over- year to RMB561.2 million ($87.1 million) from RMB547.7 million in the corresponding period of 2020. The increase was primarily due to the consolidation of TTP.

Cost of Revenues

Cost of revenues was RMB281.2 million ($43.6 million) in the third quarter of 2021, compared to RMB250.1 million in the corresponding period of 2020. The increase was primarily attributable to the consolidation of TTP. In addition, share-based compensation expense included in cost of revenues was RMB6.4 million ($1.0 million) during the third quarter of 2021, compared to RMB5.5 million in the corresponding period of 2020.

Operating Expenses

Operating expenses were RMB1,187.0 million ($184.2 million) in the third quarter of 2021, compared to RMB1,468.0 million in the corresponding period of 2020.

•

Sales and marketing expenses were RMB712.2 million ($110.5 million) in the third quarter of 2021, compared to RMB979.3 million in the corresponding period of 2020, primarily due to the decrease in promotional spending and continuous budget control. Share-based compensation expense included in sales and marketing expenses in the third quarter of 2021 was RMB14.7 million ($2.3 million), compared to RMB11.2 million in the corresponding period of 2020.

•

General and administrative expenses were RMB110.7 million ($17.2 million) in the third quarter of 2021, compared to RMB139.6 million in the corresponding period of 2020. Share-based compensation expense included in general and administrative expenses in the third quarter of 2021 was RMB9.6 million ($1.5 million), compared to RMB11.5 million in the corresponding period of 2020.

•

Product development expenses were RMB364.0 million ($56.5 million) in the third quarter of 2021, compared to RMB349.0 million in the corresponding period of 2020, primarily due to the increased investment in research and development activities. Share-based compensation expense included in product development expenses in the third quarter of 2021 was RMB23.6 million ($3.7 million), compared to RMB25.7 million in the corresponding period of 2020.

Operating Profit

Operating profit was RMB365.1 million ($56.7 million) in the third quarter of 2021, compared to RMB744.2 million in the corresponding period of 2020.

Income Tax Expense

There was an income tax expense of RMB18.2 million ($2.8 million) in the third quarter of 2021, compared to RMB31.9 million in the corresponding period of 2020.

Net Income attributable to Autohome Inc.

Net income attributable to Autohome Inc. was RMB521.7 million ($81.0 million) in the third quarter of 2021, compared with RMB846.7 million in the corresponding period of 2020.

Net Income attributable to Ordinary Shareholders and Earnings per Share/ADS

Net income attributable to ordinary shareholders was RMB511.0 million ($79.3 million) in the third quarter of 2021, compared to RMB846.7 million in the corresponding period of 2020. Basic and diluted earnings per share (“EPS”) were RMB1.01 ($0.16) and RMB1.01 ($0.16), respectively, as compared to basic and diluted EPS of RMB1.77 and RMB1.76, respectively, in the corresponding period of 2020. Basic and diluted earnings per ADS were RMB4.04 ($0.63) and RMB4.04 ($0.63), respectively, as compared to basic and diluted earnings per ADS of RMB7.09 and RMB7.06, respectively, in the corresponding period of 2020.

Adjusted Net Income attributable to Autohome Inc. (Non-GAAP) and Non-GAAP EPS/ADS

Adjusted net income attributable to Autohome Inc. (Non-GAAP) was RMB583.2 million ($90.5 million) in the third quarter of 2021, compared to RMB901.8 million in the corresponding period of 2020. Non-GAAP basic and diluted EPS were RMB1.15 ($0.18) and RMB1.15 ($0.18), respectively, compared to non-GAAP basic and diluted EPS of RMB1.89 and RMB1.88, respectively, in the corresponding period of 2020. Non-GAAP basic and diluted earnings per ADS were RMB4.61 ($0.72) and RMB4.61 ($0.72), respectively, compared to non-GAAP basic and diluted earnings per ADS of RMB7.55 and RMB7.52, respectively, in the corresponding period of 2020.

Balance Sheet and Cash Flow

As of September 30, 2021, the Company had cash and cash equivalents and short-term investments of RMB19.18 billion ($2.98 billion). Net cash provided by operating activities in the third quarter of 2021 was RMB567.5 million ($88.1 million).

Employees

The Company had 6,048 employees as of September 30, 2021, including 2,191 employees from TTP.

Conference Call Information

The Company will host an earnings conference call at 7:00 AM U.S. Eastern Time on Thursday, November 18, 2021 (8:00 PM Beijing Time on the same day).

Dial-in details for the earnings conference call are as follows:

United States:	+1-855-824-5644
Hong Kong, China:	+852-3027-6500
Mainland, China:	8009-880-563/ 400-821-0637
United Kingdom:	0800-026-1542
International:	+1-646-722-4977
Passcode:	67228218#

Please dial in ten minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following numbers until November 25, 2021:

United States:	+1-646-982-0473
International:	+61-2-8325-2405
Passcode:	520000132#

Additionally, a live and archived webcast of the conference call will be available at http://ir.autohome.com.cn.

About Autohome Inc.

Autohome Inc. (NYSE: ATHM; HKEX: 2518) is the leading online destination for automobile consumers in China. Its mission is to engage, educate and inform consumers about everything auto. Autohome provides original generated content, professionally generated content, user-generated content, and AI-generated content, a comprehensive automobile library, and extensive automobile listing information to automobile consumers, covering the entire car purchase and ownership cycle. The ability to reach a large and engaged user base of automobile consumers has made Autohome a preferred platform for automakers and dealers to conduct their advertising campaigns. Further, the Company’s dealer subscription and advertising services allow dealers to market their inventory and services through Autohome’s platform, extending the reach of their physical showrooms to potentially millions of internet users in China and generating sales leads for them. The Company offers sales leads, data analysis, and marketing services to assist automakers and dealers with improving their efficiency and facilitating transactions. Autohome operates its “Autohome Mall,” a full-service online transaction platform, to facilitate transactions for automakers and dealers. Further, through its websites and mobile applications, it also provides other value-added services, including auto financing, auto insurance, used car transactions, and aftermarket services. For further information, please visit www.autohome.com.cn.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Among other things, Autohome’s business outlook, Autohome’s strategic and operational plans and quotations from management in this announcement contain forward-looking statements. Autohome may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Autohome’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Autohome’s goals and strategies; Autohome’s future business development, results of operations and financial condition; the expected growth of the online automobile advertising market in China; Autohome’s ability to attract and retain users and advertisers and further enhance its brand recognition; Autohome’s expectations regarding demand for and market acceptance of its products and services; competition in the online automobile advertising industry; relevant government policies and regulatory environment of China; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Autohome’s filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and Autohome does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

To supplement net income presented in accordance with U.S. GAAP, we use Adjusted Net Income attributable to Autohome Inc., Non-GAAP basic and diluted EPS and per ADS, Adjusted net margin and Adjusted EBITDA as non-GAAP financial measures. We define Adjusted Net Income attributable to Autohome Inc. as net income attributable to Autohome Inc. excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisition. We define Non-GAAP basic and diluted EPS as Adjusted Net Income attributable to Autohome Inc. divided by the basic and diluted weighted average number of ordinary shares. We define Adjusted net margin as Adjusted Net Income attributable to Autohome Inc. divided by total net revenues. We define Adjusted EBITDA as net income attributable to Autohome Inc. before income tax expense, depreciation expenses of property and equipment, amortization expenses of intangible assets, and share-based compensation expenses. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance, in addition to net income prepared in accordance with U.S. GAAP. We believe these non-GAAP financial measures are important to help investors understand our operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess our core operating results, as they exclude certain expenses that are not expected to result in cash payments. The use of the above non-GAAP financial measures has certain limitations. Share-based compensation expenses have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of our results. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of non-GAAP and GAAP Results” set forth at the end of this press release.

For investor and media inquiries, please contact:

In China:

Autohome Inc.

Investor Relations

Tel: +86-10-5985-7483

E-mail: ir@autohome.com.cn

The Piacente Group, Inc.

Jenny Cai

Tel: +86-10-6508-0677

E-mail: autohome@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: autohome@tpg-ir.com

AUTOHOME INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS DATA

(Amount in thousands, except per share / per ADS data)

	For three months ended September 30,
	2020	2021
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues:
Media services	927,361	434,102	67,372
Leads generation services	840,470	768,412	119,256
Online marketplace and others	547,737	561,249	87,104

Total net revenues	2,315,568	1,763,763	273,732

Cost of revenues	(250,085)	(281,212)	(43,643)

Gross profit	2,065,483	1,482,551	230,089

Operating expenses:
Sales and marketing expenses	(979,337)	(712,196)	(110,531)
General and administrative expenses	(139,632)	(110,748)	(17,188)
Product development expenses	(349,010)	(364,029)	(56,496)

Total operating expenses	(1,467,979)	(1,186,973)	(184,215)

Other income, net	146,672	69,506	10,787

Operating profit	744,176	365,084	56,661

Interest income	135,091	152,307	23,638
Loss from equity method investments	(280)	(102)	(16)

Income before income taxes	878,987	517,289	80,283

Income tax expense	(31,914)	(18,204)	(2,825)

Net income	847,073	499,085	77,458

Net (income)/ loss attributable to noncontrolling interests	(402)	22,635	3,513
Net income attributable to Autohome Inc.	846,671	521,720	80,971

Accretion of mezzanine equity	—	(24,445)	(3,794)
Accretion attributable to noncontrolling interests	—	13,763	2,136

Net income attributable to ordinary shareholders	846,671	511,038	79,313

Earnings per share for ordinary shares
Basic	1.77	1.01	0.16
Diluted	1.76	1.01	0.16
Earnings per ADS attributable to ordinary shareholders (one ADS equals for four ordinary shares)
Basic	7.09	4.04	0.63
Diluted	7.06	4.04	0.63
Weighted average shares used to compute earnings per share attributable to ordinary shareholders:
Basic	477,836,800	505,628,316	505,628,316
Diluted	479,842,768	505,851,862	505,851,862

AUTOHOME INC.

RECONCILIATION OF NON-GAAP AND GAAP RESULTS

(Amount in thousands, except per share / per ADS data)

	For three months ended September 30,
	2020	2021
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Net income attributable to Autohome Inc.	846,671	521,720	80,971
Plus: income tax expense	31,914	19,914	3,091
Plus: depreciation of property and equipment	42,364	56,550	8,776
Plus: amortization of intangible assets	2,951	9,538	1,480

EBITDA	923,900	607,722	94,318

Plus: share-based compensation expenses	53,943	54,276	8,424

Adjusted EBITDA	977,843	661,998	102,742

Net income attributable to Autohome Inc.	846,671	521,720	80,971
Plus: amortization of intangible assets resulting from business acquisition	1,139	7,191	1,116
Plus: share-based compensation expenses	53,943	54,276	8,424

Adjusted net income attributable to Autohome Inc.	901,753	583,187	90,511

Net income attributable to Autohome Inc.	846,671	521,720	80,971
Net margin	36.6%	29.6%	29.6%
Adjusted net income attributable to Autohome Inc.	901,753	583,187	90,511
Adjusted net margin	38.9%	33.1%	33.1%
Non-GAAP earnings per share
Basic	1.89	1.15	0.18
Diluted	1.88	1.15	0.18
Non-GAAP earnings per ADS (one ADS equals for four ordinary shares)
Basic	7.55	4.61	0.72
Diluted	7.52	4.61	0.72
Weighted average shares used to compute non-GAAP earnings per share:
Basic	477,836,800	505,628,316	505,628,316
Diluted	479,842,768	505,851,862	505,851,862

AUTOHOME INC.

CONDENSED CONSOLIDATED BALANCE SHEET

(Amount in thousands, except as noted)

	As of December 31,	As of September 30,
	2020	2021
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	1,751,222	2,321,132	360,234
Restricted Cash	—	87,235	13,539
Short-term investments	12,878,176	16,862,459	2,617,013
Accounts receivable, net	3,124,197	2,263,101	351,228
Amounts due from related parties, current	47,303	44,624	6,926
Prepaid expenses and other current assets	563,182	361,236	56,063

Total current assets	18,364,080	21,939,787	3,405,003

Non-current assets
Restricted cash, non-current	17,926	5,200	807
Property and equipment, net	410,081	410,756	63,748
Goodwill and intangible assets, net	4,511,812	4,448,529	690,401
Long-term investments	70,418	69,356	10,764
Deferred tax assets	79,661	96,191	14,929
Other non-current assets	276,867	196,586	30,510

Total non-current assets	5,366,765	5,226,618	811,159

Total assets	23,730,845	27,166,405	4,216,162

LIABILITIES AND EQUITY
Current liabilities
Accrued expenses and other payables	2,577,709	1,739,412	269,953
Advance from customers	127,235	114,520	17,773
Deferred revenue	1,315,667	647,134	100,434
Income tax payable	85,177	257,689	39,993
Amounts due to related parties	79,895	32,445	5,035
Other current liabilities	—	14,247	2,211

Total current liabilities	4,185,683	2,805,447	435,399

Non-current liabilities
Other liabilities	104,861	47,937	7,441
Deferred tax liabilities	631,509	594,082	92,200

Total non-current liabilities	736,370	642,019	99,641

Total liabilities	4,922,053	3,447,466	535,040

MEZZANINE EQUITY
Convertible redeemable noncontrolling interests	1,056,237	1,436,972	223,015

EQUITY
Total Autohome Inc. shareholders’ equity	17,625,734	22,556,366	3,500,693
Noncontrolling interests	126,821	(274,399)	(42,586)

Total equity	17,752,555	22,281,967	3,458,107

Total liabilities, mezzanine equity and equity	23,730,845	27,166,405	4,216,162